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                                   Exhibit 2.1


Wednesday August 12, 8:02 am Eastern Time

Company Press Release

SOURCE: Networks Associates, Inc.

Networks Associates, Inc., Dr Solomon's Group PLC Scheme Of Arrangement Court Approval

SANTA CLARA, Calif. and AYLESBURY, United Kingdom, Aug. 12 /PRNewswire/ -- Networks Associates, Inc. (Nasdaq: NETA - news) and Dr Solomon's Group PLC (EASDAQ: SOLL; Nasdaq: SOLLY) announce that at the High Court hearing held earlier today, the Scheme of Arrangement (under Section 425 of the Companies Act
1985) ("the Scheme"), under which Network Associates is to acquire the entire issued share capital of Dr Solomon's, was sanctioned by the Court.

Accordingly, the Scheme is expected to become effective later today upon registration of the Court Order sanctioning the Scheme with the UK Registrar of Companies. Upon the Scheme becoming effective, each Dr Solomon's Ordinary Share in issue at 10:00 pm (London time) on August 11 will be cancelled and an equal number of new Dr Solomon's Ordinary Shares will be issued to Network Associates so that Dr Solomon's will become a wholly-owned subsidiary of Network Associates. As consideration for the Acquisition, Network Associates will issue to the holders of Dr Solomon's Ordinary Shares 0.27625 shares of new Network Associates Common Stock for each Dr Solomon's Ordinary Share and to the holders of Dr Solomon's ADSs (each representing 3 Dr Solomon's Ordinary Shares) 0.82875 shares of new Network Associates Common Stock for each Dr Solomon's ADS.

    Enquiries:

    Dr Solomon's                    David Stephens        +44 1296 318 700
    Goldman Sachs International     Fergal O'Driscoll     +44 171 774 1000
                                    Greg Lemkau           +1 415 393 7500

    Shandwick Consultants           Rollo Head            +44 171 329 0096

    Network Associates              Richard Hornstein     +1 408 346 3832
                                    Jennifer Keavney      +1 408 346 3278

    Morgan Stanley                  Andrew Bell           +44 171 425 5555
                                    Nicholas Osborne      +1 415 234 5700

    Copithorne & Bellows            Alissa Bushnell       +1 415 975 2224


This announcement is published on behalf of Network Associates and Dr Solomon's and has



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been approved by Morgan Stanley & Co. Limited and Goldman Sachs International,
each of which is regulated by The Securities and Futures Authority Limited, for the purposes of section 57 of the Financial Services Act 1986.

Morgan Stanley and Co. Limited, which is regulated by The Securities and Futures Authority Limited, is acting for Network Associates in connection with the Acquisition and no-one else and will not be responsible to anyone other than Network Associates for providing the protections afforded to customers of Morgan Stanley and Co. Limited, nor for providing advice in relation to the Acquisition.

Goldman Sachs International, which is regulated by the Securities and Futures Authority Limited, is acting for Dr Solomon's in connection with the Acquisition and no-one else and will not be responsible to anyone other than Dr Solomon's for providing the protections afforded to customers of Goldman Sachs International, nor for providing advice in relation to the Acquisition.

This announcement does not constitute an offer or an invitation to purchase any securities.

SOURCE: Networks Associates, Inc.